UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64532/May 23, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14365

In the Matter of   :
            :
COMEDCO, INC.,   :
COMMUNICATIONS/USA, INC., :
COMPLETE WELLNESS CENTERS, INC., : ORDER MAKING FINDINGS
CONSOLIDATED RESOURCES   : AND REVOKING
 GROUP, INC.,   : REGISTRATIONS BY DEFAULT
CONSOLIDATED STAINLESS, INC., and : AS TO FIVE RESPONDENTS
CONUS HOLDINGS, INC.   :

   The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 3, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.[1]

   The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 7, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). Since none of the Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of their public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

   CoMedco, Inc. (CIK No. 217330), is a forfeited Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The Company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1995.

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[1] On May 12, 2011, the Division of Enforcement filed a motion with the Commission to dismiss Respondent Consolidated Resources Group, Inc. from this proceeding, stating that its registration under Section 12(g) was previously revoked on September 16, 2009.

Communications/USA, Inc. (CIK No. 1001270), is a dissolved Florida corporation located in Clearwater, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The Company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1996, which reported a net loss of over $98,000 for the prior twelve months.

Complete Wellness Centers, Inc. (CIK No. 1022828), is a forfeited Delaware corporation located in Winter Park, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The Company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of over $4.3 million for the prior nine months.

Consolidated Stainless, Inc. (CIK No. 909726), is a void Delaware corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The Company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1998, which reported a net loss of over $5 million for the prior six months. On December 15, 1997, Consolidated Stainless filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to Chapter 7, and was terminated on February 23, 2011.

Conus Holdings, Inc. (CIK No. 1106206), is a permanently revoked Nevada corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The Company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $20,000 for the prior three months.

In addition to these repeated failures to file timely periodic reports, Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of their registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of CoMedco, Inc., Communications/USA, Inc., Complete Wellness Centers, Inc., Consolidated Stainless, Inc., and Conus Holdings, Inc., are hereby REVOKED.

IT IS FURTHER ORDERED THAT, to allow time for the Commission to consider the Division's motion to dismiss Consolidated Resources Group, Inc. from this proceeding, the hearing date scheduled for May 24, 2011, is postponed <u>sine die</u>, and a prehearing conference will be held by telephone on Friday, July 8, 2011, at 10:00 a.m. EDT, if the proceeding has not been resolved by then.

Cameron Elliot
Administrative Law Judge